CONSENT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of the Institutional International Funds, Inc.


We hereby consent to the incorporation by reference in the Prospectus and Statement of Additional Information constituting parts of this Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (the "Registration Statement") of our report dated November 19, 1997, relating to the financial statements and selected per share data and ratios appearing in the October 31, 1997 Annual Report to Shareholders of the Institutional International Funds, Inc., which is also incorporated by reference into the Registration Statement. We also consent to the references to us under the heading "Financial Highlights" in the Prospectus and under the heading "Independent Accountants" in the Statement of Additional Information.

/s/Price Waterhouse LLP
PRICE WATERHOUSE LLP

Baltimore, Maryland
February 19, 1998